Exhibit 100.4

Organizations With Cloud Contact Center Technology Report 18 Percent Higher
Customer Satisfaction

NICE inContact CX Transformation Benchmark study finds 40 percent of companies are very likely to invest in four or more customer service channels in the coming year

Salt Lake City, September 24, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced per the latest findings of its second annual global research study, the 2019 NICE inContact Customer Experience (CX) Transformation Benchmark, that companies with all of their contact center technology in the cloud report 18 percent higher customer satisfaction (CSAT) based on service experience compared to companies with on-premises contact center technology. Further, at 40 percent, a significant portion of companies are very likely to invest in four or more channels to improve the customer service experience.

The 2019 NICE inContact Customer Experience (CX) Transformation Benchmark gauges the attitudes of businesses and consumers in key areas of customer experience. This latest report on the business wave of the study provides insights on contact center technology investment plans amidst changing customer needs, and points to the need for businesses to move beyond multichannel offerings and create true seamless omnichannel customer experiences powered by a complete cloud customer experience platform. The comprehensive study polled contact center leaders in the United States, United Kingdom, and Australia.

Key findings:

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Organizations with all of their contact center technology in the cloud report superior customer experience outcomes. Companies using cloud contact center technology report 18 percent higher CSAT as well as 36 percent higher likelihood to recommend their company from customers based on service experience, compared to companies with on-premises contact center technology.

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Channels investment plans are significant. Forty percent of companies are very likely to invest in four or more channels to improve the customer service experience in the coming year. Further, those who are very likely to invest in four or more channels who also have all their contact center technology in the cloud or are planning to move to the cloud are more likely than those with on-premises contact center technology to now offer eight of the 11 channels covered in the study, including communicating with customers on social media, online chat, SMS / text, video chat, IVR, mobile apps, chatbots, and service via a home electronic virtual assistant device.

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Despite customer demand, investment plans for omnichannel functionality are lacking. Overwhelmingly, customers expect seamless omnichannel functionality when interacting with businesses, by a rate of 91 percent. Meanwhile, only 25 percent of businesses are likely to invest in new services that allow channels of communication to work together seamlessly. Consumer use of and preference for digital channels is on the rise. In the US from 2017 to 2018, chat use tripled, and text grew tenfold; preference for these channels grew 36 percent and 71 percent respectively.

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Almost half of global organizations see a need for more agent-assisted resources. While customer reliance on self-service channels has spiked, increasing from 17 percent to 31 percent in the United States (based on the 2018 CX benchmark) 49 percent of businesses globally expect they will need more agent-assisted resources in the coming year. Among these businesses, 61 percent say the need is due to an increase in the number of customers interacting with agents.

“From social media messaging, to text, to chatbots, the customer relationship takes place across a wide and diverse range of channels in addition to voice. As more customers embrace multiple digital channels to communicate and engage, it becomes increasingly important for businesses to be able to quickly adopt and integrate digital channels into a seamless omnichannel customer experience.” said Paul Jarman, NICE in Contact CEO.

Jarman continued, “The NICE inContact CX Transformation Benchmark not only shows that contact centers are moving to the cloud, but that those who are in the cloud, and those that plan to invest in customer experience, provide superior customer experiences. Leading organizations of all sizes can stay agile and ahead of customer expectations by leveraging a complete, unified and intelligent cloud contact center platform, to deliver quick, effortless interactions – anywhere.”

Key findings demonstrate the need for companies to provide true omnichannel experiences that seamlessly blend voice and digital as well as agent-assisted and self-service channels. In today’s digital-first era, customer use of multiple digital channels in addition to voice is growing. Not only are more customers using self-service channels, more customers are interacting with agents.

About the 2019 NICE inContact Customer Experience (CX) Transformation Benchmark, Contact Center Plans and Metrics
NICE inContact surveyed more than 900 contact center decision makers in the United States, United Kingdom and Australia. The report presents global findings from the business wave of the research and provides insights on contact center leaders’ technology investment plans and contact center goals and metrics. For more information and to download the full research report, please click here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.